

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

Via E-mail
Louis DeJoy
Chairman and Chief Executive Officer
New Breed Logistics Corp.
4043 Piedmont Parkway
High Point, NC 27265

> **Re:** **New Breed Logistics Corp.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 9, 2013**
> **CIK No. 0001576206**

Dear Mr. DeJoy:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that the prospectus contains a number of blanks. We expect confidential draft registration statements to be substantially complete at the time of their initial submission. In this regard, we note the Executive and Director Compensation and Principal and Selling Stockholders sections on pages 91 and 96 contain blanks which may not be omitted pursuant to Rule 430A of the Securities Act. Please fill in these blanks with your next amendment.

4. The financial statements should be updated as required by Rule 3-12 of Regulation S-X.

5. Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

6. We note market data discussed in the document from Armstrong & Associates. If the market research was commissioned by you, please provide a consent as an exhibit for Armstrong & Associates or advise.

Prospectus Summary, page 1

Our Company, page 1

7. For some of your statements, please revise to state them as your belief. By way of example, the below statements appear to be subjective. In the alternative, please substantiate these statements to us. Examples include:

- "optimize mission-critical," at page 1;
- "implement transformative solutions," at pages 1 and 6;
- "transformative supply chain solutions," at page 1;
- "unique needs," at page 1;
- "optimize a comprehensive program," at page 1;
- "ongoing optimization and innovation," at page 1;
- "strong track record," at page 2;
- "deep professional expertise," at page 71; and
- "innovative processes and technologies," at page 71.

Revise similar language throughout.

8. We note your disclosure in the second paragraph that your retention rate by annual contract revenue is more than 95% in each of the past ten years. Please revise to add balancing language that there is no guarantee that comparable retention rates will be achieved in the future. Please also revise the first paragraph on page 5 accordingly.

9. Please revise the third sentence of the fourth paragraph to disclose the percentage of revenue contributed by each of the customers you list. To the extent that any of the listed customers contribute less than 10% of your revenue, please revise to clarify such fact and disclose the aggregate percentage of revenue contributed by such customers. In this regard, we note that Verizon Wireless, Boeing and United Technologies appear to be greater than 10% customers. Please revise to clarify the revenue contribution of Avaya, Disney, Logitech and Siemens Medical Solutions to your results of operation or, alternatively, delete such references. Please also file any material contracts with these listed customers or advise. Refer to Item 601(b)(10) of Regulation S-K.

10. We note your disclosure in the fourth paragraph that your revenue grew at a compound annual growth rate of 15.9% over the last decade and that over the last three years your non-Verizon Wireless client revenue grew at a compound annual growth rate of 18.9%. Please replace with yearly numbers or delete this discussion. Please refrain from using compound growth rates as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented. Please also revise to add balancing language that there is no guarantee that comparable annual growth rates will be achieved in the future, if you continue to include this discussion on a yearly basis. Similarly, please revise the third paragraph in the Our Opportunity section on page 3, the first paragraph in the Our Growth Strategy section on page 6, the fourth paragraph on page 43, under "Overview," the first paragraph and chart on page 69, under "Industry Growth Drivers and Trends" and throughout, as necessary.

11. Refer to the first paragraph on page 2. Please delete the reference to your supply chain as the equivalent to that of a Global 100 company.

12. Please refer to the chart on page 2. Please revise to remove the introductory language "Innovation + Optimization = Transformation" and "Beyond Logistics" as such language does not assist in explaining your supply chain service offerings.

13. We note your disclosure in the third full paragraph on page 3 that you had an adjusted EBITDA margin of at least 15% and adjusted operating income margin of at least 9% for each of the last five years. Please revise to explain how these measures are calculated and why these measures are useful to investors. Please also cross reference to a reconciliation of such measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP or, alternatively, delete.

Our Opportunity, page 3

14. We note your disclosure in the third paragraph that the penetration of third-party logistics providers in the U.S. was 20.9% in 2011, thereby providing an opportunity for additional growth as the market continues to develop. Please revise to add balancing language that there is no guarantee that the penetration of third-party logistics providers will increase in the future.

15. We note your disclosure in the last sentence of the third paragraph that your market opportunity remains very large and high growth in nature. Please revise to add balancing language that there is no guarantee that you will experience market opportunity growth as anticipated.

Our Strengths, page 4

16. We note your disclosure in the last paragraph on page 5 that from 2006 to 2012 you more than doubled your revenues solely from organic growth. Please revise to add balancing language that there is no guarantee that you will experience similar organic revenue growth in the future.

Customized business analytics, page 5

17. Please substantiate to us that your services are more customized and sophisticated than your competitors or take out the reference to your competitors. Similarly at page 2 substantiate to us how you distinguish yourself from other service providers or delete that statement.

Highly flexible, scalable business, page 5

18. We note the reference to doubling revenues from 2006 to 2012. Please provide revenues and net income or loss for those years and each intervening year or delete this discussion regarding doubling of revenues from 2006 to 2012.

Capture growth imbedded in our client base, page 6

19. Please balance the last paragraph to indicate that there is no guarantee that your current engagements will continue to provide a platform for growth going forward.

Our History, page 7

20. We note your disclosure that Warburg Pincus is a majority owner of the company and that your Chairman and CEO also maintains a significant equity stake. Please consider adding an ownership structure chart with graphics and narrative disclosure to illustrate the company's ownership structure upon consummation of the offering. The chart should illustrate the company's post-offering ownership structure including the relative ownership of your common stock and the associated voting rights between Warburg Pincus, your senior management team and the public shareholders.

21. We note your disclosure in the Certain Relationships and Related Party Transactions section on page 94 that Warburg Pincus and Mr. DeJoy will have certain rights to designate members of your board of directors post-offering so long as they maintain certain ownership percentages of your common stock. Please revise this section or add a new section to disclose these rights. Please also revise to disclose Warburg Pincus' and Mr. DeJoy's ownership percentage of your common stock post-offering and discuss any other governance arrangements in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

Use of Proceeds, page 12

22. When known, please quantify the amount of existing debt you plan to pay off from the use of proceeds. We note from "Use of Proceeds," at page 31, that you anticipate this may include existing indebtedness under your Senior Secured Credit Facility. Please disclose here, as you have at page 31, that part of the proceeds of that credit facility were used to pay a $148 million dividend to your existing stockholders.

Risk Factors, page 14

23. We note your disclosure in the introductory paragraph of "[i]f any of the following risks occur or if any additional risks and uncertainties not presently known to us or not currently believed to be material occur, our business, results of operations, financial condition or prospects could be materially adversely affected." This section should not reference unknown or immaterial risks. Please revise this paragraph to clarify that you have discussed all known material risks.

24. We note your disclosure in the Certain Relationships and Related Party Transactions section on page 94 that Warburg Pincus and Mr. DeJoy will have certain rights to designate members of your board of directors post-offering so long as they maintain certain ownership percentages of your common stock. Please revise to add a risk factor to address these nomination rights and any associated risks. In this regard, we note that the first and second full risk factors on page 25 discuss the aforementioned parties

ownership percentages of your common stock and the associated risks related thereto but do not discuss these nomination rights.

We receive a large majority of our revenues from a small number of clients, page 14

25. Please include a separate risk factor, which its own subheading, regarding the risk that some of your contracts with clients contain clauses permitting termination on short notice, frequently without significant penalty. Please also provide balancing disclosing regarding this issue in an appropriate place in the summary section of the prospectus.

To service our indebtedness, page 24

26. Please revise to quantify your current indebtedness.

Dividend Policy, page 32, and Note 9. Long-Term Debt, page F-19

27. In your dividend policy, you state that the payment of any dividends in the future will be at the discretion of your board of directors and will depend upon your results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by your board of directors. In addition, your ability to pay cash dividends is restricted under the terms of your credit agreement. Please revise your "Dividend Policy" disclosures on page 32 and in Note 9 on page F-19 to disclose the significant terms of the restrictions imposed on the company's ability to pay dividends by the terms of its credit agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

Selected Financial Data, page 36

28. We note that you have presented unaudited pro forma earnings per share in your selected financial data which gives effect to the conversion of your Series A preferred shares into common shares in connection with the offering, to the number of shares whose proceeds would be required to fund the excess of the dividends paid over your earnings for the most recent year and to certain other matters such as the repayment of debt. Please revise your Summary Financial Data on page 9 to also include disclosure of this pro forma earnings per share information.

29. We note that you have presented pro forma as adjusted earnings per share which gives effect to the conversion of your Series A preferred shares into common shares, to the number of shares whose proceeds are required to be issued to fund the dividend in excess of earnings for the most recent year, to the repayment of certain debt and reductions in related interest expense using the offering proceeds and also to the number of shares whose proceeds are deemed to be required to fund the management option holder distribution during 2012. As the management option holder distribution was accounted

for as an expense in your financial statements when it was paid during 2012 and is therefore already given effect in your historical earnings per share for that period, please explain why you believe it is appropriate to reflect pro forma as adjusted earnings per share giving effect to the payment of this distribution.

Use of Proceeds, page 31

30. We note your disclosure in the last sentence of the first paragraph that you will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Please revise to clarify that such shares include any shares of common stock sold by the selling stockholders pursuant to the over-allotment option granted to the underwriters.

31. We note your disclosure in the first sentence of the second paragraph that you anticipate using certain net proceeds to repay certain of your existing indebtedness under your Senior Secured Credit Facility. Please revise to quantify the amount of net proceeds that you intend to use for such purpose, when known.

Critical Accounting Policies, page 59

Stock-based compensation, page 62

32. As your disclosure on page 63 indicates that the fair value of your common shares for purposes of calculating and measuring stock-based compensation expense was determined by your board with the assistance of management, please revise your discussion of stock-based compensation expense in the critical accounting policies section of MD&A to include the following:

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.
- The reason management chose not to obtain a contemporaneous valuation of the company's common shares by an independent valuation specialist.

Refer to the guidance outlined in paragraph 182 of the AICPA Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

33. We note from the disclosure on page 64 that in applying the guideline public company analysis method to value the company's stock-based compensation grants, certain company specific adjustments were made to enterprise value, including applying a discount for a lack of marketability as well as a control premium due to the closely held nature of the company. Please tell us and revise your discussion on page 64 to indicate the marketability discounts and control premiums used in valuing your common shares. Also, please explain in further detail how these discounts and premiums were calculated or determined.

Industry, page 67

34. Please briefly explain the logistic services you provide in the value-added warehousing and distribution segment in the summary to prospectus, similar to the discussion found here.

Industry Growth Drivers and Trends, page 69

35. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

36. We note your disclosure in the last paragraph that you believe your industry has several attractive characteristics leading to a growth rate that is expected to exceed that of global GDP. Please revise to add balancing language that there is no guarantee that your industry will experience a growth rate in excess of that of global GDP as anticipated.

37. We note your disclosure in the last paragraph that the global supply chain logistics business is characterized by superior returns on invested capital. Please delete such language. Marketing language that cannot be objectively substantiated should be removed.

Management, page 85

Executive Officers and Directors, page 85

38. We note your disclosure in the Certain Relationships and Related Party Transactions section on page 94 that Warburg Pincus and Mr. DeJoy will have certain rights to designate members of your board of directors post-offering so long as they maintain certain ownership percentages of your common stock. Please revise this section to describe briefly any arrangement or understanding between any director and any other

persons pursuant to which such director was or is to be selected as a director or nominee. Refer to Item 401(a) of Regulation S-K. In this regard, we would expect to see disclosure regarding the nomination rights of Warburg Pincus and Mr. DeJoy to include identification of each director who has been nominated pursuant to such rights, if applicable.

Executive and Director Compensation, page 91

39. We note that you have entered into an employment agreement with Mr. DeJoy. Please revise to add a section which discloses the material terms of this employment agreement. Refer to Item 402(o)(1) of Regulation S-K.

Principal and Selling Stockholders, page 96

40. Refer to footnote 2. We note that each of Mr. Kaye, Mr. Landy, WP VIII, WP Netherlands, WPVIII Investors, WP Partners, WP and WP LLC have disclaimed beneficial ownership of the stock "except to the extent of any indirect pecuniary interest therein." Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnote 2 accordingly or tell us why such a disclaimer is appropriate. Please also revise footnotes 7 and 8 accordingly.

41. Refer to footnote 3. For Eos Partners, L.P., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Description of Capital Stock, page 98

42. We note your disclosure in the introductory paragraph that the description "is subject to the relevant provisions of Delaware law." Such a qualification is inappropriate unless you file the applicable provisions of Delaware law as exhibits to the registration statement. Please revise accordingly.

Choice of Forum, page 101

43. We note your disclosure here entitled "Choice of Forum." We also note that several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also revise to include a risk factor that discusses the risks attendant to the choice of forum provision included in your amended and restated certificate of incorporation.

Shares Eligible For Future Sale, page 102

44. We note your references in this section to "subject to lock-up agreements described below," "upon expiration of the lock-up agreements described below" and "subject to the lock-up agreements referred to above." We also note that this section does not discuss any lock-up agreements. Please revise and reconcile as applicable.

45. We note that Warburg Pincus will have certain registration rights upon completion of this offering. Please revise this section to disclose such rights and quantify the number of shares of your common stock which will be covered by such rights. Refer to Item 201(a)(2)(ii) of Regulation S-K.

Underwriters, page 108

46. Please revise to state that the selling shareholders "may be deemed" underwriters.

New Breed Holding Company Financial Statements, page F-1

Consolidated Statements of Income, page F-4

47. As the disclosures included in Note 17 indicate that income attributable to the company's common shareholders is significantly less than the company's net earnings due to the dividends paid to the Series A Preferred shareholders, please revise your consolidated statement of income to disclose the net income (loss) attributable to the common shareholders. Refer to the guidance outlined in SAB Topic 6:B. The Summary Financial Data on page 9 and your Selected Financial Data on page 36 and the disclosures in Note 20 to your financial statements should be similarly revised.

Note 2. Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-8

48. We note from the discussion included on page 75 under the heading "Our Services" that the company's services include reverse logistics and repair, returns processing, manufacturing support to assembly plants such as materials management, kitting, procurement, multi-channel fulfillment including direct-to-consumer, direct-to-store, inventory management, warehouse support, supply chain consulting, independent engineering services, testing, product improvement and network optimization as well as other services. Please revise the notes to your financial statements to disclose the amount of revenues from external customers derived from each of your principal services or similar groups of services. This disclosure should be provided for each period presented in your consolidated statements of operations. Refer to the guidance outlined in ASC 280-10-50-40.

Insurance Reserves, page F-13

49. Please revise to clarify whether the company's insurance reserves include amounts estimated for incurred but not reported claims.

Note 5. Property and Equipment, net page F-15

50. We note from the disclosure included on page F-15 that as a result of a change in the estimated useful life of certain leasehold improvements, the company recorded approximately $2,100 of incremental depreciation expense for the year ended December 31, 2012. Please revise Note 5 to also disclose the impact that this change in estimate had on income from continuing operations, net income and net earnings (loss) attributable to common shareholders. Refer to the disclosure requirements outlined in ASC 250-10-50.

Note 8. Income Taxes, page F-18

51. Please revise the notes to your financial statements to disclose the tabular reconciliation of your unrecognized tax benefits at the beginning and end of the periods presented in your financial statements as required by ASC 740-10-50-15A. Also, please disclose the total amount of unrecognized tax benefits that if recognized, would affect the effective tax rate.

Note 12. Related Party Transactions, page F-22

52. Please revise the notes to your financial statements to disclose significant terms of the Investor Rights Agreement that has been entered into with Warburg Pincus, your principal shareholder.

Note 13. Stock Based Compensation, page F-22

53. We also note your disclosure indicating that the board of directors determines grant date fair market value of the company's stock based upon both internal valuations and contemporaneously obtained outside valuations, and such fair value is used as the exercise price. Please tell us and revise Note 13 to clarify the facts and circumstances under which the two valuation methods are used, and explain how it is determined which one will be used to determine fair value. We may have further comment upon reviewing your response.

54. We note that during 2012, the company granted 16,700 common stock options that are exercisable only upon occurrence of a liquidity event. The performance condition linked to exercisability of these awards is a liquidity event, which, as of December 31, 2012, management has determined that the satisfaction of that performance condition is not considered probable. Therefore, no expense has been recognized for the performance-based stock options. Please tell us and add disclosure to Note 13 to explain the nature of the liquidity event which must occur for the 16,700 stock options to become exercisable. In addition, please describe the facts and circumstances that management considered in determining that the performance condition is not probable at this time. Your discussion of stock-based compensation included in the critical accounting policies section of MD&A should be similarly revised.

55. Please revise the disclosures on page F-23 to disclose the fair value of your common shares at the end of each period that was used to calculate the aggregate intrinsic value of your outstanding and exercisable shares.

Item 14. Indemnification of Directors and Officers, page II-1

56. We note your disclosure in the last paragraph that the description "is qualified in its entirety by reference to the detailed provisions of the Delaware General Corporation Law." Such a qualification is inappropriate unless you file the applicable provisions of the Delaware General Corporation Law as exhibits to the registration statement. Please revise accordingly.

Item 15. Exhibits and Financial Statement Schedules, page II-3

57. Please revise the exhibit index to annotate that you will file the Investor Rights Agreement with Warburg Pincus and the two lease agreements with LMD Properties, LLC and AAL Partners, LLC. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

If you intend to respond to these comments with an amended confidential draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Jeffrey S. Hochman, Esq.